ARMLOGI HOLDING CORP.

December 31, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention: Anuja Majmudar

Re:	Armlogi Holding Corp.
Registration Statement on Form S-1 (File No. 333-283878)
Request for Acceleration of Effectiveness

Dear Ms. Majmudar:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Armlogi Holding Corp. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on January 3, 2025, or as soon thereafter as practicable.

Very truly yours,

Armlogi Holding Corp.

By:	/s/ Aidy Chou
Name:	Aidy Chou
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC